

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2025

CeCe Chikhale
Chief Financial Officer
LTC PROPERTIES INC
3011 Townsgate Road, Suite 220
Westlake Village, CA 91361

> **Re: LTC PROPERTIES INC**
> **10-K for the Fiscal Year Ended December 31, 2024**
> **10-Q for the Quarter Ended June 30, 2025**

Dear CeCe Chikhale:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction